Exhibit 3.1

FOURTH AMENDMENT

TO

RESTATED CERTIFICATE OF INCORPORATION

OF

BIOLASE, INC.

BIOLASE, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.	This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation, as amended and filed with the Secretary of State of the State of Delaware (the “Restated Certificate of Incorporation”).

2.	Article III of the Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

THIRD. The total number of shares of stock which the Corporation shall have the authority to issue is FORTY ONE MILLION (41,000,000) shares of which stock FORTY MILLION (40,000,000) shares of $.001 par value shall be common stock and of which ONE MILLION (1,000,000) shares of $.001 par value shall be preferred stock.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the General Corporation Law of the State of Delaware of this Fourth Amendment to Restated Certificate of Incorporation of the Corporation, each five (5) shares of common stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of common stock (the “Reverse Stock Split”).

No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu thereof, the aggregate of all fractional shares otherwise issuable to the holders of record of common stock shall be issued to the transfer agent, as agent for the accounts of all holders of record of common stock and otherwise entitled to have a fraction of a share issued to them. The sale of all of the fractional interests will be effected by the transfer agent as soon as practicable after the Effective Time on the basis of the prevailing market prices of the common stock at the time of the sale. After such sale, the transfer agent will pay to such holders of record their pro rata share of the total net proceeds derived from the sale of the fractional interests.

3.	The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

5.	The foregoing amendment shall be effective as of 11:59 p.m., Eastern Time, on the date of filing with the Secretary of State of the State of Delaware.

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 10th day of May 2018.

BIOLASE, INC.

By:	/s/ Michael C. Carroll
Name:	Michael C. Carroll
Title:	Secretary